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                                                                  EXHIBIT (a)(9)

                                 OERLIKON-BUHRLE

                                  Media release



OERLIKON-BUHRLE HOLDING AG OFFERS TO ACQUIRE PLASMA-THERM

Zurich, December 20, 1999. -- OERLIKON-BUHRLE HOLDING AG (OBH), A HIGH-TECH CORPORATION TRADED ON THE SWISS STOCK EXCHANGE, HAS MADE A PUBLIC OFFER TO ACQUIRE PLASMA-THERM, INC. (NASDAQ: PTIS), HEADQUARTERED IN ST. PETERSBURG, FLORIDA (U.S.A.). THIS TRANSACTION UNDERLINES OBH'S COMMITMENT TO REINFORCING ITS POSITION IN THE SEMICONDUCTOR EQUIPMENT INDUSTRY AND TO FOCUSING THE GROUP ON ADVANCED TECHNOLOGIES OFFERING HIGH GROWTH AND PROFIT.

The public offer will begin within five business days at a price of $12.50 per share in cash for all of the shares of Common Stock of Plasma-Therm, for a total value of approximately $150 million. It is expected to be completed by early February 2000. The public offer, which has been approved by the boards of directors of both companies, is subject to the tender of a majority of the outstanding Plasma-Therm shares, the expiration of any relevant waiting periods, and other customary conditions.

"The offer for Plasma-Therm is in line with OBH's strategy to strengthen its position in the semiconductor equipment, opto/tele and data storage markets. The acquisition of Plasma-Therm will reinforce OBH's position as a leading systems supplier for the served markets", said Willy Kissling, Chairman and CEO of Oerlikon-Buhrle Holding AG. "The planned acquisition will be an important step in attaining the size and strength needed to successfully operate in this rapidly growing field in the long-term," he continued.

Founded in 1975, Plasma-Therm designs, produces, supports and sells thin film etching and PECVD systems to manufacturers who make integrated circuits and other electronic devices. The company serves the telecommunications, data storage, photomasking and microsystems markets. Headquartered in St. Petersburg, Florida (USA), Plasma-Therm employs around 170 people. Sales in 1999 will amount to approximately 41 million U.S. dollars.

OBH is a leading provider of thin film deposition and etching systems for telecommunications, packaging, and front-end applications. Based in Balzers, Liechtenstein, OBH's Semiconductor Division has a global R&D, manufacturing, sales, service and technical support network.

OBH and Plasma-Therm ideally complement each other with regard to technologies, locations, and customers. Whereas OBH is at the forefront of deposition technology (PVD), Plasma-Therm is a leading supplier of etching and PECVD technology.


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OBH is a major Swiss corporation, which, in the course of 1999, underwent a major transformation from what was formerly a diversified conglomerate to a focused high-tech corporation. Following the sale of Oerlikon-Buhrle Immobilien AG (real estate), Bally (the well-known luxury shoe brand), and Oerlikon-Contraves Defence, OBH began the construction of the new high-tech Group. In November, it acquired a 27% stake in ESEC (a well-known Swiss company active in the back-end of chip production) with an option to acquire a majority share in the company. The offer to purchase Plasma-Therm represents a further step in reinforcing OBH's position in


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the information technology sector, particularly in the semiconductor, data storage and display equipment industry.


For further questions, please contact:

Oerlikon-Buhrle Holding AG, Linda Forster Hany, Head of Corporate
Communications

Tel. +41 (0)1 360 96 02; Fax +41 (0)1 360 96 53